 JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

 Email: jones@corplaw.net

Facsimile  770-804-0509

January 8, 2009

Mr. David R. Humphrey, Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Re:

Baoshinn Corporation (the "Company") – Annual Report on Form 10K

(File No. 000-52779) [JH&M File No. 3615.08]

Dear Mr. Humphrey:

This firm represents Baoshinn Corporation, which filed a Form 10-K on June 24, 2008 for the period ending March 31, 2008.  Your office provided comments to the filing by your letter dated September 2, 2008 and we responded to your comments by our letter dated September 16, 2008.  Subsequently your office provided additional comments by your letter dated September 23, 2008, and we responded to your comments by our letter dated October 6, 2008.  You provided additional comments by your letter dated October 21, 2008, and we responded to those comments by our letter dated November 17, 2008.  Subsequently, you provided more comments to us by your letter dated December 17, 2008 (the “Comment Letter”).  At this time we are submitting, on behalf of the Company, this correspondence in response to your Comment Letter, and we are providing responses keyed to the paragraphs of the Comment Letter.  In addition, we are hereby providing appropriate supplemental information, as necessary.

Accordingly, our responses are as follows:

Form 10-K for year ending March 31, 2008

1.

We are hereby transmitting as correspondence an Annual Report on Form 10-K/A, which has been revised to respond to your previous comments.  We are also transmitting a blacklined copy of the Form 10-K/A that has been marked to show changes from the prior draft we submitted to you.

2.

Our draft annual report on Form 10-K/A, as described in item 1 above, has been amended to include an explanatory note prior to Item 1 indicating the purpose for the amendment.

Mr. David R. Humphrey

January 8, 2009

Accountants Report, Page 26

3.

We have eliminated the financial statements for fiscal 2006 from our disclosure.  Accordingly, there is no need to cover such financial statements by an auditor’s report.

Financial Statement

4.

On the balance sheet we have included balances for total assets at March 31, 2007 and for March 31, 2008.  We have also included figures for total current assets for fiscal 2008 and the total stockholders’ equity balance for the fiscal 2007.  Also, the numerical schedules and the footnotes have been revised to include all column totals.

5.

Footnote 20 has been revised to present a columnar presentation of each individual significant correction in the financial statements.

In addition to the foregoing, we are hereby transmitting as correspondence, a letter from the Company acknowledging that:

-  The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report;

-  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s annual report; and

-  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We trust the discussion above is responsive to your Comment Letter, and if you should have any additional questions or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.

/s/ Richard W. Jones

For the Firm

Richard W. Jones

cc:

Ming Ling

Sean Webster